

2014

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2014

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______

Commission file number 333-151438

U. S. Steel Tubular Services Savings Plan

(Full title of the Plan)


SEC MAIL PROCESSING
RECEIVED
JUN 19 2015
WASH, D.C.
196
SECTION

United States Steel Corporation
600 Grant Street
Pittsburgh, PA 15219-2800

(Name of issuer of securities held pursuant to plan and the address of its principal executive offices)

INDEX

The Corporation

Required Information: Page

The Corporation

United States Steel Corporation is a Delaware corporation. It has executive offices at 600 Grant Street, Pittsburgh, PA 15219-2800. The terms "Corporation," "Company" and "United States Steel" when used herein refer to United States Steel Corporation or United States Steel Corporation and subsidiaries as required by the context. The term "Plan" when used herein refers to U. S. Steel Tubular Services Savings Plan.



Report of Independent Registered Public Accounting Firm

To the Administrator of
U. S. Steel Tubular Services Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of U. S. Steel Tubular Services Savings Plan (the "Plan") as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audits of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2014 is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

Pittsburgh, Pennsylvania
June 18, 2015

U. S. Steel Tubular Services Savings Plan

Financial Statements and Supplemental Schedule
December 31, 2014 and 2013

U. S. STEEL TUBULAR SERVICES SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

($ in thousands)

	December 31, 2014	December 31, 2013
Assets		
Investments:		
Investments at fair value *(see Notes 9 and 11)*	$ 11,305	$ 11,833
Receivables:		
Participant loans	337	399
Total assets	11,642	12,232
Net assets available for benefits at fair value	11,642	12,232
Adjustment from fair value to contract value for fully benefit-responsive investment contracts *(Note 2a)*	(22)	(22)
Net assets available for benefits	$ 11,620	$ 12,210

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

($ in thousands)

	Year Ended December 31, 2014	Year Ended December 31, 2013
Additions		
Earnings on investments:		
Interest	$ 35	$ 36
Dividends	326	169
Net appreciation in fair value of investments *(see Note 10)*	172	1,518
	533	1,723
Contributions:		
Received from:		
Employers *(see Note 1)*	586	487
Participants (including rollovers)	708	561
Total additions	1,827	2,771
Deductions		
Benefit payments directly to participants or beneficiaries	2,411	784
Administrative expenses	6	6
Total deductions	2,417	790
Net additions	(590)	1,981
Net assets available for benefits:		
Beginning of year	12,210	10,229
End of year	$ 11,620	$ 12,210

The accompanying notes are an integral part of these financial statements.

U. S. STEEL TUBULAR SERVICES SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2014 and 2013

1. ***Plan description*** – The following description provides general information regarding the U. S. Steel Tubular Services Savings Plan (the Plan), a defined contribution plan which covers non-union salaried employees of U. S. Steel Tubular Products, Inc. – Tubular Processing – Houston Operations, U. S. Steel Oilwell Services, LLC – Wheeling Machine Products, U. S. Steel Oilwell Services, LLC – Offshore Operations – Houston, U. S. Steel Oilwell Services, LLC – Rig Site Services, and certain employees of United States Steel Corporation (the Company or Plan Sponsor) who are assigned to the entities listed above, excluding employees with less than one month of service. Employees accruing continuous service for benefit accrual purposes under the United States Steel Corporation Plan for Employee Pension Benefits (Revision of 2003) are excluded from participation. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Participants should refer to the Summary Plan Description and the Plan Text for a complete description of the Plan. These documents are available from the United States Steel and Carnegie Pension Fund (the Plan Administrator).

   a. ***Contributions*** - Eligible employees may save from 1 percent to 16 percent of base salary (35 percent if annual base salary in the immediately preceding year is equal to or less than the threshold amount for determining highly compensated employees for the year preceding the year in which savings occur) in half percent increments on a pre-tax basis, an after-tax basis or a combination of both. Other qualified plan limits include:

	2014	2013
Dollar Limit on IRC Sec. 401(k) pre-tax contributions	$ 17,500	$ 17,500
Dollar Limit on IRC Sec. 401(v) catch-up contributions	$ 5,500	$ 5,500
Maximum covered compensation [IRC 401(a)(17)]	$ 260,000	$ 255,000
Highly Compensated Employee Definition	$ 115,000	$ 115,000

Participation in the Plan is voluntary. The Plan does have an auto-enrollment feature where eligible employees are automatically enrolled in the Plan at a pre-tax contribution percentage of 3 percent per pay period, unless they make an affirmative election not to contribute to the Plan or to contribute a different percentage. Additionally, the Plan has an auto-escalation feature where the initial 3 percent pre-tax contribution percentage will automatically increase by 1 percent on the enrollment anniversary date each year until the contribution percentage reaches 6 percent. Participants may, at any time, change their contribution percentage or suspend any future deductions from their pay. The auto-escalation feature is available to all participants, even if they were not automatically enrolled.

Savings on the first six percent of base salary are matched by Company contributions on a dollar-for-dollar basis; however, company contributions for the first two percent of base salary are available for matching only pre-tax savings (waived after the annual pre-tax savings limit for the year is reached). Matching company contributions, which vest when a participant attains two years of continuous service, are initially invested in United States Steel Corporation common stock, whereas each participating employee has the option of having savings invested in full increments of 1 percent among twenty active investment options (as of December 31, 2014), which are listed in Note 10 (also, see Notes 1f, 3 and 9). Participants may also contribute amounts representing the direct rollover of pre-tax funds from a qualified retirement plan sponsored by an active employee's immediately preceding employer or conduit IRA, or from a qualified defined benefit pension plan of an Employing Company. (Effective January 1, 2015, participants may contribute amounts representing the direct rollover of pre-tax funds from any of the active employee's immediately preceding employers.) All investments are participant directed.

Separate investment elections cannot be made with respect to pre-tax savings, after-tax savings, and catch-up contributions in the Plan. All contributions are deposited in the trust on a monthly basis (more frequently in the case of employee contributions for eligible employees paid on a more frequent basis). Monies deposited are reinvested by Fidelity Management Trust Company (the "Trustee") in the investment options specified except that a portion of the assets in certain investments is held as interest-bearing cash to enable the processing of participant transfers on a daily basis.

Plan participants also participate in a non-contributory defined contribution Retirement Account maintained under the Plan. With respect to the defined contribution Retirement Account component, the Company will make a contribution equal to 4% of the employee's monthly base salary to the employee's account on a monthly basis. Participants become fully vested in the value of the Retirement Account after attaining two years of continuous service.

b. ***Payment of benefits*** - Unmatched after-tax savings can be withdrawn at any time. Pre-tax savings and earnings thereon are available only for withdrawal at termination of employment or age 59½, except under certain financial hardship conditions. Vested company contributions and earnings are available for withdrawal, upon vesting; however, such amounts are not available for in-service withdrawals prior to age 59-1/2. A participant's matched after-tax savings cannot be withdrawn in a partial withdrawal within 24 months after the contribution is made. Terminated employees with a vested account balance of more than $1,000 (including any unpaid loan balance) may defer distribution until age 70 ½. A participant who terminates employment for any reason, and who, on the effective date of termination, had two or more years of continuous service, is entitled to receive his or her entire account balance, including all company contributions. A participant who terminates employment for any reason with less than two years of continuous service will forfeit nonvested company contributions unless termination is by reason of permanent layoff, total and permanent disability, involuntary termination of employment under circumstances which would qualify the participant for benefits under the United States Steel Corporation Supplemental Unemployment Benefit Program for Non-Union Employees, or death. Forfeiture occurs as of the date on which the participant (i) incurs five consecutive one year breaks in continuous service or (ii) if earlier receives a distribution of the entire vested portion of his account. Effective November 22, 2013, the Plan was amended to provide for immediate vesting of matching company contributions and Retirement Account contributions upon involuntary termination of employment under circumstances which qualify for benefits under the United States Steel Corporation Supplemental Unemployment Benefit Program for Non-Union Employees.

c. ***Forfeited accounts*** - Any forfeited nonvested company contributions ($18 thousand in 2014 and $26 thousand in 2013), from either matching company contributions or Retirement Account contributions, are credited to the Company and applied to reduce any subsequent company contributions required under the Plan. In 2014 and 2013, company contributions were reduced by $34 thousand and $125 thousand, respectively, from forfeited nonvested accounts. Effective January 1, 2015, the Plan was amended to allow application of forfeitures occurring on or after January 1, 2015 to plan expenses.

d. ***Participant accounts*** - Under the investment transfer provisions, a participant can elect to transfer funds (including matching company contributions) between investments on a daily basis. Transfer requests made before the time that markets close on a day stock markets are open are processed after markets close that same day. All other transfer requests are processed after markets close on the next day that the stock markets are open. Transfers are permitted on a daily basis but may be subject to fund specific restrictions and limited by other pending transfers. Fund restrictions include short-term trading fees for four investment options:

1) Fidelity Diversified International Fund – Class K charges a fee equal to 1% of the value sold when selling shares after holding them less than 30 days.
2) Fidelity Low-Priced Stock Fund – Class K charges a fee equal to 1.5% of the value sold when selling shares after holding them less than 90 days.
3) Fidelity Real Estate Investment Portfolio charges a fee equal to 0.75% of the value sold when selling shares after holding them less than 90 days.
4) T. Rowe Price Emerging Markets Stock Fund charges a fee equal to 2% of the value sold when selling shares after holding them less than 90 days.

In addition, Fidelity has implemented an excessive trading policy in the mutual funds it offers under the Plan that also applies to certain non-Fidelity funds at the request of the applicable fund manager or plan sponsor. Final regulations under ERISA section 408(b)(2) require Fidelity to disclose to participants the following information: 1) a description of any compensation that will be charged directly against the amount invested in connection with the acquisition, sale, transfer of, or withdrawal from an investment; 2) a description of the annual operating expenses if the return is not fixed; and 3) a description of any ongoing expenses in addition to annual operating expenses.

All or part of the taxable portion of a lump-sum distribution from the United States Steel Corporation qualified defined benefit retirement plans may be rolled over into a participant's account within 60 days following receipt of the distribution. Active employees may also roll over assets from the qualified plans of an active employee's immediately preceding employer (or from a conduit IRA solely containing such assets and earnings). Rollovers into the Plan for 2014 and 2013 totaled $215 thousand and $99 thousand, respectively. (Effective January 1, 2015, participants may contribute amounts representing the direct rollover of pre-tax funds from any of the active employee's immediately preceding employers.)

e. ***Notes receivable from participants*** - The loan program enables participants to borrow up to 50 percent of the value of their vested account (other than the Retirement Account) subject to certain provisions. The maximum loan amount is $50,000 and the minimum loan amount is $500. Repayments of loans are made in level monthly installments over a period of not less than twelve months nor more than 60 months. A maximum of two loans can be outstanding at any one time. The interest rate on loans is the rate charged on fully secured loans by the USX Federal Credit Union plus one-half of one percent (for plan loans approved in any month beginning on or after July 1, 2014, the Prime Rate as provided by Reuters as of Markets Close on the last business day of the prior month plus one percent) and remains fixed for the duration of the loan (4.25 percent to 4.50 percent in 2014 and 2013). Prepayment of the entire outstanding loan can be made at any time without penalty. When payments are not timely received, the loan amount outstanding at that time becomes subject to taxation. Loans are recorded at net realizable value in the financial statements.

f. ***Investment options*** – Please refer to the Summary Plan Description for details on the investment options offered by the Plan.

2. ***Accounting policies:***

a. ***Basis of accounting*** – Financial statements are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America (US GAAP).

As described in Accounting Standards Codification (ASC) Topic 962-325, Plan Accounting – Defined Contribution Pension Plans – Investments – Other, investment contracts (including wrap contracts) held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by ASC Topic 962-325, the Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

b. ***Use of estimates*** – The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

c. ***Investment valuation*** – The Plan's investments are stated at fair value as defined by ASC Topic 820, Fair Value Measurement (see Note 11).

d. ***Net Appreciation/Depreciation*** – The Plan presents in the accompanying Statements of Changes in Net Assets Available for Benefits the net appreciation/depreciation in the fair value of its investments which consists of the net realized gains or losses and the net unrealized appreciation or depreciation on those investments.

e. ***Investment by the Trustee*** – The Trustee shall invest any monies received with respect to any investment option in the appropriate shares, units or other investments as soon as practicable; provided, however, that the Trustee as directed by the Plan Administrator shall maintain sufficient funds in interest-bearing cash in connection with each investment option to enable the processing of transactions on a daily basis. Purchases and sales of securities are recorded on a trade-date basis.

f. ***Administrative expenses*** – The Plan is responsible for the payment of all costs and expenses incurred in administering the Plan, including the expenses of the Plan Administrator, the fees and expenses of the Trustee and other legal and administrative expenses. To cover these expenses, the Plan Administrator shall utilize the following sources in the priority listed: (1) fees received from any fund provider to reimburse the Plan Administrator for services provided by the Plan Administrator which would otherwise have been provided by the fund provider, (2) loan origination fees, (3) voluntary contributions from designated Employing Companies to cover cost of administration and (4) assessments against participants' individual accounts. There were no assessments against participants' individual accounts in either 2014 or 2013.

g. ***Payment of benefits*** – Benefits are recorded when paid.

h. ***Income recognition*** – Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

i. ***Participant loans*** - Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. The Plan does not have an allowance for credit losses as of December 31, 2014 or 2013.

j. ***Excess Contributions Payable*** - Amounts payable to participants for contributions in excess of amounts allowed by the IRS are recorded as a liability with a corresponding reduction to contributions.

k. ***Recent Accounting Pronouncements*** - In December 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2011-11 - Disclosure about Offsetting Assets and Liabilities (ASU 2011-11). ASU 2011-11 requires enhanced disclosures that will enable users to evaluate the effect or potential effect of netting arrangements on an entity's financial position, including the effect or potential effect of rights of setoff associated with certain financial instruments and derivative instruments. The amendments were effective for fiscal years beginning on or after January 1, 2013. The adoption of this amendment did not have a material impact on the Plan's financial statements.

In May 2015, the Financial Accounting Standards Board issued Accounting Standards Update 2015-07, *Fair Value Measurement (Topic 820) Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent) (ASU 2015-07),* which removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. The reporting entity should continue to disclose information on investments for which fair value is measured at net asset value (or its equivalent) as a practical expedient to help users understand the nature and risks of the investments and whether the investments, if sold, are probable of being sold at amounts different from net asset value. ASU 2015-07 is effective for public entities for fiscal years beginning after December 31, 2015. For all other entities ASU 2015-07 is effective for fiscal years beginning after December 31, 2016. Early adoption is allowed and the reporting entity should apply ASU 2015-07 retrospectively to all periods presented. The adoption of this amendment is not expected to have a material impact on the Plan's financial statements.

3. ***Plan amendments*** – Effective January 1, 2015, the Plan was amended to allow application of forfeitures occurring on or after January 1, 2015 to plan expenses, clarify automatic distribution provisions, accept rollovers from any of the active employee's previous employers (not just the immediately preceding employer) and from a conduit IRA which contains solely the proceeds and earnings of such distributions, and make other technical clarifications.

Effective July 1, 2014, the Plan was amended to adopt the Prime Rate as provided by Reuters as of Markets Close on the last business day of the prior month plus one percent as the interest rate for plan loans approved in any month beginning on or after July 1, 2014.

Effective December 30, 2013, the Plan was amended to adopt a qualified non-elective contribution (QNEC) source, which is a common feature in defined contribution plans and may be used to make corrective distributions to participants and for other purposes permitted by tax law.

Effective November 22, 2013, the Plan was amended to provide for immediate vesting of Retirement Account contributions upon involuntary termination of employment under circumstances which qualify for benefits under the United States Steel Corporation Supplemental Unemployment Benefit Program.

Effective as of the close of business November 13, 2013, the Plan was amended to add three investment options resulting from share class changes, remove and replace six investment options, and approve the required transfer of assets resulting from such removal.

Effective August 1, 2013, the Plan was amended for clarifications resulting from the August implementation of the Oracle Human Capital Management system.

Effective July 12, 2013, the Plan was amended to reduce the waiting period for participants with two outstanding loans, who repay one, to five days before they can obtain another loan.

Effective June 26, 2013, the Plan was amended to clarify that the term "spouse" shall include same-sex spouses so long as the spouses were married in a state that recognizes same-sex marriage.

Effective April 1, 2013, the Plan was amended to reflect new entity/location names as a result of the reorganization of the Tubular business.

Effective January 1, 2013, an amended and restated Plan text was adopted as a result of legal requirements under federal income tax law and ERISA, previously adopted amendments, and minor administrative matters with de minimis cost.

Effective January 1, 2013, the Plan was amended to eliminate the one full calendar month minimum eligibility service requirement for employees hired on or after January 1, 2013 (now eligible in month following the month of hire).

4. ***Employer-related investments*** – Purchases and sales of United States Steel Corporation common stock in accordance with provisions of the Plan are permitted under ERISA.

5. ***Tax status*** – The IRS has determined and informed the Plan Sponsor by letter dated July 8, 2014 that the Plan, as amended and restated effective January 1, 2013, continues to qualify under §401(a) of the Internal Revenue Code of 1986, as amended, and its related trust is exempt from tax under §501(a) of the Internal Revenue Code of 1986, as amended. The Plan has been amended subsequent to the amendments taken into account by the Internal Revenue Service in conjunction with its issuance of the July 8, 2014 determination letter. The Plan Sponsor and Tax Counsel for the Plan believe the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and therefore, believe that the Plan is qualified and the related trust is tax-exempt.

   US GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Sponsor has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014 and 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no active audits in progress for any tax periods. The Plan Sponsor believes it is no longer subject to examinations by the Internal Revenue Service for the years prior to 2011.

6. ***Plan termination*** – The Plan Sponsor believes the existence of the Plan is in the best interest of its employees and, although it has no intention of discontinuing it, the Plan Sponsor has the right to terminate the Plan in whole or in part at any time for any reason. However, in the event of Plan termination, participants would become 100% vested in their employer contributions and the net value of the assets of the Plan shall be allocated among the participants and beneficiaries of the Plan in compliance with ERISA.

7. ***Risks and uncertainties*** – Investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with these investments and the level of uncertainty related to changes in the value of these investments, it is at least reasonably possible that changes in the near term could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

8. ***Related Party Transactions*** – Certain investments of the Plan are mutual funds and common collective trusts managed by Fidelity Investments. Therefore, these transactions qualify as party-in-interest transactions. The Trustee collects management fees by offsetting the investment return in an amount as noted by the investment's expense ratio. Therefore, the Plan is not directly billed for these fees.

   One investment fund option available to participants is Company common stock. As a result, transactions related to this investment fund qualify as party-in-interest transactions (reference Note 5). Dividends received for 2014 and 2013 were $13 thousand and $12 thousand, respectively. Purchases and sales for 2014 were $498.1 thousand and $783.5 thousand, respectively, and purchases and sales for 2013 were $458.2 thousand and $333.5 thousand, respectively.

   The Plan also holds notes receivable totaling $0.3 million and $0.4 million in 2014 and 2013, respectively, representing participant loans that qualify as party-in-interest transactions.

9. ***Managed Income Portfolio II – Class 3*** – The Plan invests in stable wrap contracts through a collective trust. The Fidelity Managed Income Portfolio II – Class 3 (MIP II) investment option calculates its net asset value per unit as of the close of business of the New York Stock Exchange. Investments in wrap contracts are fair valued using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio of securities. Underlying debt securities for which

quotations are readily available are valued at their most recent bid prices in the principal market in which such securities are normally traded. MIP II consists of 5 wrap contracts, which calls for the application of ASC 962-325 for valuation purposes. MIP II is classified as a common collective trust and a Level 2 asset since a market price is not available for this investment in an active market.

As an investment option in the Plan, there are no restrictions on redemptions for this fund. If the Plan were to initiate a full redemption of the collective trust, then the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner. There are no unfunded commitments related to this investment.

As described in Note 2a, because the wrap contracts are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of net assets available for benefits attributable to the wrap contracts. Contract value, as reported to the Plan by the wrap contract issuers, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.

The Company is not aware of any events that would limit the Plan's ability to transact at contract value with the issuer. Average yields on the wrap contracts:

	2014	2013
Based on actual earnings	1.23%	1.04%
Based on interest rate credited to participants	1.56%	1.39%

10. ***Investments*** – The following presents investments that represent 5 percent or more of the Plan's net assets as of December 31, 2014 and 2013 (dollars in thousands):

	December 31,			
	2014		2013	
	$	Shares	$	Shares
Fidelity Freedom Index 2020 Fund	2,704	195,515	2,727	202,018
Fidelity Freedom Index 2030 Fund	1,799	121,404	1,357	94,299
U.S. Steel Stock Fund	1,563	58,387	1,907	64,640
Fidelity Managed Income Portfolio II - Class 3	1,501	1,479,264	1,556	1,534,373
Fidelity Freedom Index 2040 Fund	795	51,576	726	48,606
Fidelity Freedom Index 2050 Fund	737	47,089	661	43,601

During 2014 and 2013, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value as follows (dollars in thousands as determined by quoted market price):

Investment Option Accounts	Year Ended December 31, 2014	2013
Fidelity Freedom Index 2020 Fund	73	50
Spartan 500 Index Fund - Institutional Shares	59	134
Fidelity Freedom Index 2030 Fund	40	38
Fidelity Freedom Index 2040 Fund	24	22
Fidelity Freedom Index 2050 Fund	20	20
Fidelity Contrafund K	17	(12)
Vanguard Windsor II Fund - Admiral Class	12	47
Spartan U.S. Bond Index Fund - Institutional Shares	12	(21)
Fidelity Real Estate Investment Fund	6	-
Fidelity Freedom Index 2010 Fund	5	4
Emerging Markets Stock Fund	3	(6)
Fidelity Freedom Index Income Fund	1	-
Fidelity Low Priced Stock Fund K	1	-
Fidelity Freedom 2020 Fund	-	212
Fidelity Freedom 2030 Fund	-	152
Fidelity Freedom 2040 Fund	-	92
Fidelity Freedom 2050 Fund	-	78
Fidelity Freedom 2010 Fund	-	21
Fidelity Freedom Income Fund	-	1
Fidelity Diversified International Fund	-	31
Fidelity Contrafund	-	127
Fidelity Low Priced Stock Fund	-	3
Vanguard Explorer Fund - Admiral Class	(4)	40
Fidelity Diversified International Fund K	(15)	8
Morgan Stanley Mid-Cap Growth Portfolio - Class I Fund	(22)	47
United States Steel Corporation Stock	$ (60)	430
Total Appreciation	$ 172	$ 1,518

11. ***Fair Value Measurement*** – ASC Topic 820 establishes a single definition of fair value, creates a three-tier hierarchy as a framework for measuring fair value based on inputs used to value the Plan's investments, and requires additional disclosure about fair value. The hierarchy of inputs is summarized below.

- Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Partnership has the ability to access.

- Level 2 – Inputs to the valuation methodology include:
  - Quoted prices for similar assets or liabilities in active markets;
  - Quoted prices for identical or similar assets or liabilities in inactive markets;
  - Inputs other than quoted prices that are observable for the asset or liability;
  - Inputs that are derived principally from or corroborated by observable market data by correlation or other means

  If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

- Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The Plan's assets are classified as follows:

Level 1	Level 2
Interest-bearing cash	Stable Value Common Collective Trust
Common Stock	
Mutual Funds	

An instrument's level is based on the lowest level of any input that is significant to the fair value measurement. Interest-bearing cash is an investment in a short-term money market fund that is valued at $1 per share, which approximates fair value. Common stock is valued at the closing price reported on the active market on which the individual securities are traded. Mutual funds are valued at the net asset value (NAV) of shares held by the plan at year end. The Common Collective Trust is valued at net asset value based on the market value of the underlying investments as priced by an external source.

The preceding valuation methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Refer to Note 9 for description of Level 2 assets.

There were no Level 3 assets at December 31, 2014 or December 31, 2013.

There were no transfers between Levels 1, 2 or 3 during the year ended December 31, 2014.

The following is a summary of the Plan's assets carried at fair value:

	Investments at Fair Value at December 31, 2014 ($ in thousands)		
Asset Classes	Total	Quoted Prices (Level 1)	Other Significant Observable Inputs (Level 2)
Interest-bearing cash	$ 4	$ 4	$ -
Common stock	1,563	1,563	
Mutual Funds:			
Life cycle funds	6,340	6,340	-
Bond index fund	270	270	-
Large value fund	119	119	-
Large blend fund	475	475	-
Large growth fund	488	488	-
Mid growth fund	185	185	-
Mid blend fund	41	41	-
Small growth fund	68	68	-
Inflation-protected fund	3	3	-
International fund	187	187	-
Emerging markets fund	46	46	
Specialty fund	15	15	-
Total Mutual Funds	8,237	8,237	-
Common Collective Trust	1,501	-	1,501
Investments at fair value	$ 11,305	$ 9,804	$ 1,501

	Investments at Fair Value at December 31, 2013 ($ in thousands)		
Asset Classes	Total	Quoted Prices (Level 1)	Other Significant Observable Inputs (Level 2)
Interest-bearing cash	$ 19	$ 19	$ -
Common stock	1,908	1,908	
Mutual Funds:			
Life cycle funds	5,783	5,783	-
Bond index fund	397	397	-
Large value fund	234	234	-
Large blend fund	576	576	-
Large growth fund	605	605	-
Mid growth fund	187	187	-
Mid blend fund	36	36	-
Small growth fund	189	189	-
Inflation-protected fund	2	2	-
International fund	261	261	-
Emerging markets fund	68	68	
Specialty fund	12	12	-
Total Mutual Funds	8,350	8,350	-
Common Collective Trust	1,556	-	1,556
Investments at fair value	$ 11,833	$ 10,277	$ 1,556

U. S. STEEL TUBULAR SERVICES SAVINGS PLAN
EIN 25-1897152/ PN 029

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2014

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value
*	U. S. Steel Stock Fund - Common Stock	Employer-related security	1,561,285
*	U. S. Steel Stock Fund - Stock Purchase Account	Employer-related security	1,488
*	Spartan 500 Index Fund - Institutional Class	Mutual fund	474,802
*	Fidelity Diversified International Fund K	Mutual fund	187,352
*	Fidelity Freedom Index Income Fund	Mutual fund	49,221
*	Fidelity Freedom Index 2010 Fund	Mutual fund	256,228
*	Fidelity Freedom Index 2020 Fund	Mutual fund	2,703,971
*	Fidelity Freedom Index 2030 Fund	Mutual fund	1,799,213
*	Fidelity Freedom Index 2040 Fund	Mutual fund	794,797
*	Fidelity Freedom Index 2050 Fund	Mutual fund	736,944
*	Spartan U.S. Bond Index Fund - Institutional Class	Mutual fund	269,641
*	Fidelity Real Estate Investment Portfolio	Mutual fund	14,878
*	Fidelity Contrafund K	Mutual fund	488,330
*	Fidelity Low-Priced Stock Fund K	Mutual fund	40,870
	Morgan Stanley Institutional Mid Cap Growth Portfolio Class I	Mutual fund	184,670
	T. Rowe Price Emerging Markets Stock Fund	Mutual fund	46,239
	Vanguard Inflation-Protected Securities Fund Institutional Shares	Mutual fund	2,696
	Vanguard Windsor II Fund - Admiral Shares	Mutual fund	119,039
	Vanguard Explorer Fund - Admiral Shares	Mutual fund	68,381
*	Fidelity Managed Income Portfolio II - Class 3	Common/Collective Trust	1,479,264
	Federated U. S. Treasury Cash Reserves - Institutional Shares	Interest-bearing cash	3,661
*	Participant Loans	Maturity dates of 0 - 5 years with interest rates ranging from 4.25% to 4.50%	336,975
	Total Investments at 12/31/14		11,619,945

* Party-in-interest

All investments are participant directed.

SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the U. S. Steel Tubular Services Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pittsburgh, Commonwealth of Pennsylvania, on June 18, 2015.

UNITED STATES STEEL AND CARNEGIE PENSION FUND, AS PLAN ADMINISTRATOR

By: Kimberly D. Fast

Kimberly D. Fast,
Comptroller & Assistant Secretary

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-151438) of United States Steel Corporation of our report dated June 18, 2015 relating to the financial statements and supplemental schedule of U. S. Steel Tubular Services Savings Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

Pittsburgh, Pennsylvania
June 18, 2015